

August 15, 2012

Via E-mail
Eugene B. Settler
Chairman of the Board, President, Chief Executive Officer and Treasurer
Astika Holdings, Inc.
7000 W. Palmetto Park Road, Suite 409
Boca Raton, Florida 33433

> **Re: Astika Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 6, 2012**
> **File No. 333-182113**

Dear Mr. Settler:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our letter dated July 10, 2012. However, we believe that the company in its current situation still conforms to the definition of a shell company. Please revise the prospectus cover page to identify the company as such and discuss the resale limitations of Rule 144(i) in the filing.

Prospectus Cover Page

2.   You disclose on the prospectus cover page and elsewhere that "one share" of Series A Convertible Preferred Stock will be required to be converted into 275 shares of common stock within 120 days of the consummation of the offering. Please revise this disclosure to make clear, as it states in Item 3 of the subscription agreement filed as Exhibit 10.1 and other disclosures in the prospectus, that the company will convert all the shares of

Series A Convertible Preferred Stock within 120 days of the consummation of the offering.

3.   Since the company will convert all the shares of Series A Convertible Preferred Stock shortly after consummation of the offering, please highlight that purchasers will lose their $10 preferred stock liquidation preference upon conversion to common stock.

Prospectus Summary, page 2

4.   You disclose that your music catalog includes the composer/arranger rights in four musical compositions that Eugene B. Settler assigned and transferred to the company at no cost on January 25, 2011 and which are reflected on the records of Broadcast Music, Inc. (BMI). We note that the BMI website (www.bmi.com) lists two songwriter/ composers for each of these four musical compositions – Eugene B. Settler and Veronica C. Gamba. Please discuss what rights Ms. Gamba has to the compositions and royalty payments and how this impacts the company's rights and its planned uses of the compositions.

Financial Statements, page F-1

5.   Please update your financial statements as required by Rule 8-08 of Regulation S-X. You should also update analysis and discussions throughout the document to the most recent period included in the financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Leigh Ann Schultz, Staff Accountant, at (202) 551-3628 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director